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                            January 22, 2024

       Luka Mucic
       Chief Financial Officer
       Vodafone Group Public Limited Company
       Vodafone House, The Connection
       Newbury, Berkshire RG14 2FN
       England

                                                        Re: Vodafone Group
Public Limited Company
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2023
                                                            File No. 001-10086

       Dear Luka Mucic:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2023

       General

   1. We note various references throughout the filing to organic revenue growth, a non-IFRS measure. Wherever you
present a non-IFRS measure, please revise to also present the
                                                        IFRS measure with equal
or greater prominence. For example, your segment performance discussion beginning on
page 18 focuses on service revenue, fixed service revenue,
                                                        mobile service revenue
and adjusted EBITDAaL on an organic basis only. The focus
                                                        should first be on the
IFRS results with a quantified discussion of any material factors impacting such results.
Please revise. Refer to Question 102.10(a) of the non-GAAP
                                                        C&DIs.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Luka Mucic
Vodafone Group Public Limited Company
January 22, 2024
Page 2

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                        Sincerely,
FirstName LastNameLuka Mucic
                                                   Division of Corporation
Finance
Comapany NameVodafone Group Public Limited Company
                                                   Office of Technology
January 22, 2024 Page 2
cc:       Paul Stephenson
FirstName LastName